

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Via Email
Kevin Hauser
President and Chief Executive Officer
Medefile International, Inc.
301 Yamato Road, Suite 315
Boca Raton, FL 33431

> **Re: Medefile International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 1, 2011**
> **File No. 33-25126-D**

Dear Mr. Hauser:

We have reviewed your response letter dated May 25, 2011 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 28, 2011.

Cover Page

1.   Please revise your cover page of the Form 10-K to indicate that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Item 11. Executive Compensation, page 20

2.   It appears that Kevin Hauser did not receive any compensation for his services to the company in fiscal year 2010. We note that Mr. Hauser had an employment agreement which entitled him to receive an annual salary of $216,000. Please discuss why he did not receive any compensation and whether any portion of the compensation was accrued. If the compensation was accrued, explain why you have not reported the compensation in the summary compensation table. Otherwise, explain how you have determined that the compensation is not owed to Mr. Hauser when there appears to be a contractual obligation by the company. Further, tell us whether Rachel Hauser, the company's Director of Marketing and Public Relations, is an executive officer. We note that the company also entered into an employment agreement with Ms. Hauser for an annual salary of $216,000 and disclosed her employment agreement under Item 5.02 of the Form

8-K filed on January 16, 2009 relating to the compensatory arrangements of certain officers.

Disclosure Controls and Procedures,

3.   We note your response to prior comment 7 in your letter dated February 11, 2011. However, it is still unclear why you concluded that your disclosure controls and procedures were ineffective as of March 31, 2010, June 30, 2010, and September 30, 2010 but effective as of December 31, 2010. Please revise your filing to address the basis for your conclusions. Disclose any material weaknesses that you discovered and how they were remediated. Consider including your proposed disclosure in response to prior comment 7 in an amended Form 10-K for the year ended December 31, 2010, rather than in the quarterly report, to the extent material.

Exhibits

4.   In your letter dated February 11, 2011, you indicated that you would list each exhibit required in the Form 10-K. We note that you still have not included the amendment to the Articles of Incorporation filed in the Form 8-K on January 23, 2009 nor the employment agreements with your named executive officers. Please revise to include these exhibits as well as the amendments to the promissory notes that you indicated you would file in your letter dated May 25, 2011.

Certifications

5.   In your letter dated February 11, 2011, you indicated that you would file certifications by your chief executive and chief financial officers exactly as they appear in Item 601(b)(31) of Regulation S-K. We note that the certifications filed in the Form 10-K for the year ended December 31, 2010 still include variations. Please amend the certifications to state in paragraph 5(a) that you have disclosed all significant deficiencies and material weaknesses which are "reasonably likely to," rather than "could," adversely affect your ability to record, process, summarize and report financial information. Also, do not include the certifying individual's title at the beginning of the certifications as you do in the Form 10-Q for the period ended March 31, 2011.

       You may contact Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: <u>Via Email</u>
        Richard A. Friedman, Esq.
        Sichenzia Ross Friedman Ference LLP